Exhibit 4.44

EQUITY TRANSFER AGREEMENT

Regarding

Shanghai De Yin De Run Industry Development Co., Ltd. (the Proposed Name)

among

Shanghai De Yin Investment Holding Co., Ltd

and

Chen Dejun

and

Chen Xiaoying

and

Alibaba (China) Technology Co., Ltd.

Date: March 26, 2019

i

ii

EQUITY TRANSFER AGREEMENT

This Equity Transfer Agreement (this “Agreement”) is entered into on March 26, 2019 in Shanghai, the PRC by and among:

(A)         Shanghai De Yin Investment Holding Co., Ltd (上海德殷投资控股有限公司), a company organized and existing under the PRC Laws (“De Yin Investment”);

(B)         Chen Dejun, a individual, with an ID number of        ;

(C)         Chen Xiaoying, a individual, with an ID number of            (together with Chen Dejun, the “Actual Controllers”); and

(D)         Alibaba (China) Technology Co., Ltd., a company organized and existing under the PRC Laws (the “Transferee”).

The foregoing parties are referred to collectively in this Agreement as the “Parties” and each individually as a “Party”.

RECITALS

WHEREAS, as of the date hereof, De Yin Investment holds a total of 822,884,966 shares of STO Express Co., Ltd (Stock Code: 002468) (the “ListCo”), representing 53.76% of the total share capital of the ListCo; De Yin Investment is wholly-owned by the Actual Controllers.

WHEREAS, the ListCo is mainly engaged in the business of express delivery and logistics (the “Existing Business”), and the Transferee intends to indirectly acquire shares of the ListCo (the “Equity Transfer”) by purchasing the equity interest in a Newco (as defined below), and both De Yin Investment and the Actual Controllers intend to conduct the Equity Transfer.

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, the Parties agree as follows:

ARTICLE I      DEFINITIONS

SECTION 1.01              Defined Terms

The meanings of the terms in this Agreement are set forth below in Exhibit 1.01.

SECTION 1.02              Interpretative Provisions

(a)             “Hereof”, “herein”, “hereunder” and similar terms shall mean the entirety of this Agreement rather than any specific provision of this Agreement; any reference to any section and sub-section shall mean the section and sub-section of this Agreement, unless otherwise indicated;

(b)             The term “include” is not meant to be restrictive, and shall mean “include without limitation”;

(c)              The title and headings used in this Agreement are inserted for convenience of reference only, and shall not in any way affect the interpretation of this Agreement.

(d)             All terms defined in this Agreement have the defined meanings when used in any certificate or other document prepared pursuant to hereto, unless otherwise defined therein;

(e)              Any Laws referred to herein or in any agreements, instruments or other documents that is referred to herein means such Laws, agreements, instruments or other documents as amended, supplemented or modified from time to time;

(f)              “Writing”, “written” and comparable terms refer to printing, typing or other means of visible reproduction (including electronic media); and

(g)              References to a Person are also to the successors and permitted assigns of such Person.

ARTICLE II  EQUITY TRANSFER

SECTION 2.01           Equity Transfer

Pursuant to the terms and conditions of this Agreement, as of the Closing:

(a)             De Yin Investment shall transfer 49% of the equity interest of the Newco to the Transferee (the “Sale Equity”).

(b)             The Transferee becomes the sole owner of the Sale Equity.

SECTION 2.02           Transfer Price

In consideration of the Sale Equity, the Transferee shall pay RMB4,664,978,770 (the “Transfer Price”) in total to De Yin Investment.  For the avoidance of doubt, the Transfer Price shall be a tax inclusive price, including without limitation the enterprise income tax and stamp duty payable by De Yin Investment as a party to the transaction hereunder.

SECTION 2.03           Payment of Transfer Price

Subject to Section 8.02(e) of this Agreement, the Transferee shall remit the Transfer Price in immediately available funds in RMB by wire transfer to the account designated by De Yin Investment on the Closing Date.

ARTICLE III  CLOSING

SECTION 3.01           Conditions to Closing Obligations of De Yin Investment

The obligations of De Yin Investment to consummate the Closing under this Agreement shall be subject to the satisfaction or written waiver, as of or prior to the Closing, of each of the following conditions:

(a)             Representations, Warranties and Covenants.  The representations and warranties of the Transferee in this Agreement shall have been true and accurate in all respects as of the date hereof and the Closing Date (for representations and warranties expressly stated to be made as of another specific date, as of such specific date), and the covenants and agreements required to be performed by the Transferee as of or prior to the Closing Date hereunder shall have been performed;

(b)             Transaction Documents.  The Transferee has executed all of the Transaction Documents to which it is a party and delivered the same to De Yin Investment; and

(c)              No Certain Governmental Order.  No Governmental Authority has formulated, issued, promulgated, implemented or adopted any Law or Governmental Order that would render the transaction contemplated under any Transaction Document unlawful, or restrict or prohibit the transaction contemplated under the Transaction Documents.

SECTION 3.02           Conditions to Closing Obligations of Transferee

The obligations of Transferee to consummate the Closing under this Agreement shall be subject to the satisfaction or written waiver, as of or prior to the Closing, of each of the following conditions:

(a)             Representations, Warranties and Covenants.  The representations and warranties of the Warrantors under this Agreement shall have been true, accurate, complete and not misleading in all respects as of the date hereof and the Closing Date (for representations and warranties expressly stated to be made as of another specific date, as of such specific date), and the covenants and agreements required to be performed by the Warrantors as of or prior to the Closing Date hereunder shall have been performed;

(b)             Transaction Documents.  The Warrantors have executed all of the Transaction Documents to which they are a party and delivered the same to the Transferee;

(c)              No Certain Governmental Order.  No Governmental Authority has formulated, issued, promulgated, implemented or adopted any Law or Governmental Order that would render the transaction contemplated under any Transaction Document unlawful, or restrict or prohibit the transaction contemplated under the Transaction Documents.

(d)             No Legal Proceeding or Litigation.  No Claim shall have been commenced or threatened against the Group Members or any Warrantor or the Business, and such Claim seeks to restrict or materially alter the terms of the transaction contemplated under the Transaction Documents, or which, in the reasonable and good faith determination of the Transferee, is likely to render it impossible or unlawful to consummate such transaction or inadvisable to proceed with such transaction or which could have a Material Adverse Effect on the Group Members, the Warrantors or the Business;

(e)              Due Diligence.  The Transferee has completed all business, financial, legal and tax due diligence in respect of the Business and the Group Members (including Supplemental Due Diligence) and has confirmed to the Warrantors that it is reasonably satisfied with the results thereof;

(f)              Approvals and Consents.  The Transferee and the Warrantors have received all authorizations, approvals and filings with Governmental Authorities and all relevant third parties consents necessary for the completion of the transactions contemplated under the Transaction Documents; and such consents and approvals have not substantially changed the commercial terms under the Transaction Documents and remain in full force and effect as of the Closing;

(g)              No Material Adverse Effect.  No event or events shall have occurred, or are reasonably expected to occur, which, individually or in the aggregate, may have a Material Adverse Effect;

(h)             Approval by the Shareholders’ Meeting.  Shareholders’ meeting of De Yin Investment has adopted the resolution approving the execution and performance of the Transaction Documents to which it is a party (including but not limited to the transfer of the 49% equity in the Newco to the Transferee at the Transfer Price);

(i)               Further Cooperation.  The relevant Parties have entered into written agreement on further cooperation arrangement;

(j)              Closing Certificate.  The Transferee shall have received a closing certificate duly executed by each Warrantor, in the form of Exhibit 3.02 (j), evidencing the satisfaction of all items under this Section 3.02;

(k)             Capital Contribution/Share Transfer by Agreement.  De Yin Investment has established Shanghai De Yin De Run Industry Development Co., Ltd. (上海德殷德润实业发展有限公司) (the proposed name) (the “Newco”) and holds 100% of the equity in the Newco, and De Yin Investment has contributed 457,709,848 shares of the ListCo to the Newco as capital contribution, representing 29.9% of the total share capital of the ListCo (the “Newco Shares”), and each Newco Share will be valued at RMB20.8 as of contribution, or the Newco Shares will be transferred by De Yin Investment to the Newco by agreement.  De Yin Investment, the Newco, the ListCo and the Actual Controllers have completed any approval, registration and disclosure procedures related to the capital contribution of the Newco or share transfer by agreement in accordance with the requirements of applicable Laws, the Newco Shares have been registered under the name of the Newco and the

Newco shall not need to pay any fund to De Yin Investment for the acquisition of Newco Shares; De Yin Investment shall have provided the Transferee with tax-related application documents and tax payment receipts (if any);

(l)               Industry and Commercial Registration.  After the completion of the paragraph (k) above, De Yin Investment and the Newco shall have completed the registration for the change of the Equity Transfer, and the filing of the updated articles of association and the list of the members of the board of the Newco, and obtained the business license of the Newco and the relevant approval and filing certificates newly issued by the Administration for Market Regulation.

SECTION 3.03           Closing

Subject to the terms and conditions of this Agreement, the Closing hereunder shall take place at the date five (5) Business Days after the satisfaction or waiver of the conditions precedent for the Parties to perform the Closing obligations set forth in Sections 3.01 and 3.02, or any other time or date as the Transferee and De Yin Investment have mutually agreed in writing (the date of Closing referred to as “Closing Date”), at the Shanghai Office of Fangda Partners or at any other place as the Transferee and De Yin Investment have mutually agreed in writing (the “Closing”).  De Yin Investment shall deliver a written notice to the Transferee within two (2) Business Days after the satisfaction of the Closing conditions set forth in Section 3.02, notifying the satisfaction of such conditions and providing all supporting documents (a form of closing payment notice is set forth in Exhibit 3.03).

SECTION 3.04           Closing Deliverables by the Warrantors as of the Closing

At the Closing, the Warrantors shall deliver or cause the relevant parties to deliver the following to the Transferee:

(a)             The register of members of the Newco, on which the Transferee has been recorded as a holder of 49% equity interest in the Newco, in the form of Exhibit 3.04(a);

(b)             An original capital contribution certificate evidencing the Transferee as the shareholder holding 49% equity interest in the Newco, in the form of Exhibit 3.04(b);

(c)              A true and complete copy of the resolutions duly and validly adopted by the shareholders’ meeting of De Yin Investment, evidencing its approval and authorization of the entry into the Transaction Documents and the consummation of the transaction contemplated thereunder, which shall be executed and certified by the legal representative of De Yin Investment and affixed with the common seal of De Yin Investment;

(d)             A closing certificate duly executed by the Warrantors, evidencing the fully satisfaction of the items set forth in Section 3.02;

(e)              Other approvals, certificates and documents evidencing the satisfaction of Section 3.02.

SECTION 3.05           Closing Deliverables by the Transferee as of the Closing

At the Closing, the Transferee shall deliver or cause the relevant parties to deliver the following item to De Yin Investment:

(a)             Copy of the bank transfer certificate evidencing the payment of the Transfer Price by the Transferee in accordance with Section 2.03.

SECTION 3.06           Post-Closing Covenants

After the Closing, the Parties shall complete or cause the relevant parties to complete the following steps as soon as practicable:

(a)             Subject to compliance with the provisions of Laws, upon request by the Transferee, De Yin Investment shall or shall cause its Affiliates and persons acting in concert to nominate one (1) director nominee designated by the Transferee to the ListCo and cause the board of directors of the ListCo to agree to submit the director nominee designated by the Transferee to the first shareholders’ meeting held after the request by the Transferee for voting and, upon approval, to become a non-independent director of the ListCo; the Actual Controllers shall or shall cause its Affiliates to vote in favor of the election of the aforementioned director.  After the director nominee designated by the Transferee becomes a director of the ListCo, he or she may not be removed without statutory reasons.  If a director designated by the Transferee resigns or is removed for any reason, the Transferee shall have the right to nominate one (1) replacement, and De Yin Investment and its Affiliates and persons acting in concert shall or shall cause the replacement to be appointed as the director of the ListCo.

(b)             If any tax-related application document and tax payment receipt with respect to the transaction set forth in Section 3.02(k) has not been obtained by De Yin Investment prior to the Closing, De Yin Investment shall make tax declarations and provide the Transferee with the tax-related application document and tax payment receipt with respect to such transaction within the period prescribed by applicable tax regulations after the Closing.

ARTICLE IV   REPRESENTATIONS AND WARRANTIES OF THE WARRANTORS

SECTION 4.01           Representations and Warranties of the Warrantors

The Warrantors jointly and severally make the representations and warranties to the Transferee in Exhibit IV on the date hereof and on the Closing Date.

ARTICLE V    REPRESENTATIONS AND WARRANTIES OF THE TRANSFEREES

SECTION 5.01           Representations and Warranties of Transferees

The Transferee makes the representations and warranties to the Warrantors in Exhibit V on the date hereof and on the Closing Date.

ARTICLE VI   COVENANTS

SECTION 6.01           Conduct of Business

The Warrantors hereby jointly and severally covenant to the Transferee that, except as expressly provided herein or otherwise agreed by relevant parties, from the execution date hereof to the Closing Date, the Warrantors shall cause each Group Member to (a) conduct the Business in the ordinary course of business consistent with past practice; (b) use its best efforts to preserve the Business intact in all material respects; and (c) refrain from the following activities without the prior written consent of the Transferee:

(i)                       merger, division, liquidation, dissolution, change of corporate form or entry into certain transaction which could be defined as a “Sale Event” (a Sale Event means a change in control of any Group Member, sale of all or most of its major assets, license of its material intellectual properties to a third party, being merged or acquired);

(ii)                    to amend or delete any provision of the articles of association of the Group Members (including without limitation, amendment of the provisions on increase, decrease, election or remove of directors or supervisors) or any provision of the shareholders’ agreement (if any);

(iii)                 to increase or decrease the share capital or registered capital of the Group Members;

(iv)                to distribute profits and recover losses of the Group Members (excluding distribution by ListCo of the profits in the year of 2018);

(v)                   to change the equity structure of the Group Members;

(vi)                to create, authorize the creation or issuance of any equity securities, or any options, warrants or securities convertible into the equity interest in the Group Members; or accept any investment;

(vii)             to purchase, redeem any type of equity securities of Group Members or payment of any dividend on any such equity securities (excluding any repurchase of shares of ListCo held by former employees or consultants pursuant to employee stock option plans or other schemes disclosed in accordance with law prior to the execution of this Agreement as a result of their termination of employment/service);

(viii)          to approve, extend or modify (x) the transactions and agreements with shareholders holding more than 5% equity interest in, and directors, managers and employees of, the Group Members and the individuals or entities affiliated therewith (excluding the transactions or agreements under the employee stock option plans that have been disclosed in accordance with law and agreements entered into in accordance with the past practice in the ordinary course of the Business of the Group Members prior to this Agreement); or (y) any transaction involving the granting of exclusive rights or any material right to a third party;

(ix)                to modify and approve any equity/share-based award plan, any bonus and any other incentive plan;

(x)                   outside the ordinary course of business, any sale, mortgage, pledge, lease, transfer or disposal of any asset, the book value of which reaches or exceeds 5% of the total assets of the Group shown by the consolidated statements of the Group as of December 31, 2018, or which, although the book value of which does not reach 5% of the total assets of the Group as of December 31, 2018, is material to the Group and its Business or the absence of which would have a Material Adverse Effect on the Group and its Business, or grant an operation right to such asset to a third party;

(xi)                to sell, transfer, grant license of any technology or Intellectual Properties or create pledge or other Encumbrance on it (excluding in the case of licenses granted in the ordinary course of Business);

(xii)             to enter into joint ventures, partnerships or strategic alliances with any person;

(xiii)          to initiate, close or settle any material litigation or arbitration, or release or otherwise waive any claims with respect to any Indebtedness in excess of RMB10,000,000 or give up any material rights (including without limitation, any material Claims);

(xiv)         to select or change the external auditor of the ListCo, substantially change any accounting policy of the Group Members or change the financial year of the Group Members;

(xv)            to restructure or make any major changes;

(xvi)         to grant any loans to, or provide security or guarantee for the debts of, a third Person (including the non-wholly owned Group Members and Affiliates of the Group Members) other than any wholly owned Group Member, where the amount of the debts involved exceeds 5% of the total assets of the Group; or

(xvii)      to actively initiate to do any of the matters specified in Section 4.18 of Exhibit IV hereto.

SECTION 6.02           Existence of the Newco

The Warrantors hereby jointly and severally undertake to the

Transferee that from the date hereof until the Expiration Date of the Agreed Period, (a) the Newco shall not carry out any business operation or incur any Indebtedness, and shall be a shell company existing only for the purpose of holding shares of the ListCo, and the Newco shall pay no fund to De Yin Investment for its acquisition of Newco Shares after the Closing; (b) the Warrantors shall maintain the Newco’s legal status of valid establishment and legitimate existence; (c) except for exercising its rights as a shareholder of the ListCo, the internal organ of authority of the Newco shall not adopt any resolution or make any decision without the prior written consent of the Transferee or for the purpose of the transaction contemplated under the Transaction Documents; (d) except for the transaction agreed under the Transaction Documents, De Yin Investment shall not transfer any share held by it in the Newco, nor shall it create any Encumbrance on such shares.

SECTION 6.03           Access to Information and Supplemental Due Diligence

From the date hereof until the Expiration Date of the Agreed Period, the Warrantors shall cause each Group Member to, to the extent permitted by Laws and subject to the reasonable notice received from the Transferee, (a) provide the Transferee and its Representatives with reasonable access to the offices, properties and books and records of the Group Members to the extent reasonable, and (b) furnish to the Transferee and its Representatives any financial and operating data and other information concerning the Group Members and the Business as the Transferee and its Representatives may from time to time reasonably request, and arrange for their respective management personnel to explain, communicate or otherwise discuss any issues identified by the Transferee and its Representatives upon request.  The Warrantors agree that after the execution of this Agreement, the Transferee will conduct Supplemental Due Diligence and the Warrantors undertake to use their best efforts to actively cooperate with the conduct of Supplemental Due Diligence to the extent permitted by Laws and provide any documents and information required by the Transferee and its Representatives.

SECTION 6.04           Notification of Certain Matters

Before the Expiration Date of the Agreed Period, the Warrantors shall timely notify the Transferee in writing of (a) all events, circumstances or facts which could result in any breach of their representations, warranties or covenants under the relevant Transaction Documents or which could have the effect of making any of their representations or warranties under the Transaction Documents untrue or inaccurate in any respect; (b) any fact, change, condition or circumstance to their knowledge that will or would reasonably be expected to cause any condition set forth in Article III hereof unable to be satisfied; and (c) all other material developments that have material impact on the assets, Indebtedness, business, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of the Group Members.

SECTION 6.05           Tax Cooperation and Information Exchange

When the Transferee or its Affiliates submit relevant Tax Certificates or participates in or conducts relevant audit or other tax-related procedures, the Warrantors shall cooperate with the Transferee and provide the Transferee with such information as the Transferee may reasonably request, including copies of the relevant Tax Certificates, relevant working papers and other documents relating to the decisions or rulings made by Tax Authority.  The Warrantors shall, and shall procure that the relevant employees will, at the reasonable request of the Transferee, to explain any documents or information provided by it under this Section 6.05.  The Transferee shall keep all information received in accordance with this Section 6.05 confidential, except for the information required to be disclosed when submitting the Tax Certificates or applying for tax refund or conducting audit or other procedures.

SECTION 6.06           No Solicitation or Negotiation

The Warrantors hereby undertake to the Transferee that unless with the prior written consent of the Transferee, from the date hereof and the earlier of (a) the Expiration Date of the Agreed Period, or (b) the termination of this Agreement, none of the Warrantors or their respective Affiliates or Representatives will (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person: (A) relating to any acquisition or purchase of all or any portion of the equity interest in any Group Member, De Yin Investment or the Newco or assets of any Group Member (excluding Inventories to be sold in the ordinary course of Business consistent with past practice), (B) to enter into any merger, consolidation or other business combination with any Group Member, De Yin Investment or the Newco, (C) to enter into recapitalization, restructuring or any other business transaction that is not required to carry out its operations in a manner consistent with past practice with any Group Member or (ii) participate in any business operation relating thereto discuss, talk, negotiate or otherwise communicate, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in or encourage any effort or attempt by any other Person to seek to do any of the foregoing.  The Warrantors shall immediately cease and cause to be terminated all discussions, conversations, negotiations or other communications with respect to any of the foregoing that have been initiated prior to the execution of this Agreement.  The Warrantors shall notify the Transferee promptly if any Person makes any proposal or offer for, or any inquiry or other approach with respect thereto.

SECTION 6.07           Confidentiality

Except with prior written consent of the party providing the Confidential Information, the other Parties shall not, and the Warrantors shall cause the Group Members not to, disclose or permit the disclosure of the Confidential Information in any manner.  “Confidential Information” means (a) the existence and contents of the transaction contemplated under this Agreement and other Transaction Documents, (b) any terms, conditions or other aspects of this Agreement and the other Transaction Documents, (c) negotiations of the transaction contemplated under this Agreement and other Transaction Documents, and (d) any confidential or proprietary information relating to its business, financial condition, information of customers and other confidential matters that has been disclosed or may be disclosed by a Party to the other parties under the Transaction Documents.

Notwithstanding the foregoing, (a) the Parties may disclose (i) the Confidential Information only for their own use to their Affiliates and their employees, officers, directors, bankers, lenders, accountants, legal counsels, business partners, representatives or advisors (the “Representatives”) who need to know the Confidential Information, in each case only where such Persons are aware of the confidentiality of the Confidential Information and are under substantially similar obligations as set forth in this Section 6.07; (ii) the disclosure is required pursuant to any applicable Law; and (iii) the disclosure is required by any competent Governmental Authority; and (b) the Transferee is required to disclose the Confidential Information to its existing or potential partners, investors or transferees who need to know the Confidential Information, provided that such Persons shall have become aware of the confidentiality of the Confidential Information and are under substantially similar obligations as set forth in this Section 6.07.

SECTION 6.08            Public Reporting

Without the prior written consent of the Transferee, the other Parties shall not, and shall cause relevant parties not to, release reports, make public announcements or otherwise communicate with any media in respect of the Transaction Documents or the transaction contemplated thereunder.  If the Warrantors or the Group Members are required to make an announcement or disclose information in any form in accordance with applicable Laws or requirements of competent Governmental Authorities, the Warrantors and the Group Members shall, to the extent permitted by Laws, provide the draft announcement to the Transferee in advance and determine the content of the announcement through consultation with the Transferee.

SECTION 6.09            Use of Names

Without the prior written consent of the Transferee or its Affiliates, the Warrantors shall not and cause the Group Members not to use, publish or copy for marketing, advertising, promotional or other purposes, the name of the Transferee or its Affiliates, either alone or in combination of, including without limitation “阿里巴巴”, “淘宝”, “天猫”, “1688”, “聚划算”，”全球速卖通”, “飞猪”, “阿里妈妈”, “阿里云”, “阿里通信”, “一达通”, “友盟”, “盒马”, “闲鱼”, “优酷”, “土豆”, “优视”, “阿里游戏”, “九游”, “阿里文学”, “书旗小说”, “大麦”, “虾米”, “高德地图”, “阿里”, “淘”, “钉钉”, “口碑”, “饿了么”, “蚂蚁金服”, “蚂蚁”, “支付宝”, “余额宝”, “芝麻信用”, “网商银行”, “花呗”, “Alibaba”, “Taobao”, “Tmall”, “Juhuasuan”, “AliExpress”,

“Fliggy”, “Alimama”, “Alibaba Cloud”, “AliOS”, “AliTelecom”, “OneTouch”, “Umeng”, “Freshippo”, “YOUKU”, “TUDOO”, “UC”, “UCWeb”, “Alibaba Games”, “9Game”, “Alibaba Literature”, “Shuqi”, “Damai”, “Xiami”, “AMAP”, “Ali”, “Tao”, “DingTalk”, “Koubei”, “Eleme”, “Ant Financial”, “Ant”, “Alipay”, “Yu’eBao”, “Zhima Credit”, “MYbank”, “HUABEI”, the associated devices and logos of the above brands (including but not limited to the smiling face device of Alibaba Group, cow device of Alibaba.com, ant device of Taobao, Tao doll device of Taobao, cat device of Tmall, Ju doll device of Juhuasuan, pig device of Fliggy, calculation frame device of Ali Yun, hippo device of Hema, fish device of Xianyu, Doughnut device of YOUKU, smiling face device of TUDOO, device of 9Game, flag device of Shuqi, small hand device of Damai, shrimp device of Xiami, Gaoxiaode and paper plane devices of AMAP, wing devices of DingTalk, ant device of Ant Financial, Zhi device of Alipay, sesame device of Zhima Credit, etc.), or any similar company name, trade name, trademark, product or service name, domain name, device, design, symbol or any specific description to enable any third party to identify the Transferee or any of its Affiliates.

Without the prior written consent of the Warrantors or the Group Members, the Transferee shall not use, publish or copy for marketing, advertising, promotional or other purposes, the name of the Warrantors and the Group Members, either alone or in combination of, including without limitation “申通快递”, “申通国际”, “申通快运”, “申通云仓”, “易物流”, “eLogistics”, “STO”, “申雪冷链” and “申鲜生活”, the associated devices and logos of the above brands (including, without limitation, the courier device of STO Group, STO letter flag device, STO Yuncang device, etc.) or any similar company name, trade name, trademark, product or service name, domain name, device, design, symbol or any specific description to enable any third party to identify the Warrantors or the Group Members.

SECTION 6.10            Non-Compete

From the date hereof, the Actual Controllers shall not, and shall ensure its and their respective Affiliates will not, and shall use its best efforts to procure the Key Employees not to, without the prior consent of the Transferee, prior to the Expiration Date of the Agreed Period or for the period in which it is an officer, shareholder or a member of the board of directors and for two (2) years thereafter, whichever ends later, (a) engage in any activities the same as, similar to, or directly or indirectly in competition with the Business (the “Competing Business”); (b) be employed by any enterprise or entity engaged or about to become engaged in the Competing Business in the PRC (the “Competitor”, excluding the Group Members) (including participating in the operation of such Competitor as partners, consultants or otherwise); (c) make any form of investment in, or manage, operate, join, control, enter into any agreement, undertakings or make any other arrangement with, any Competitor (including becoming the owner, shareholder, actual controller or creditor of such Competitor); (d) conduct any business with such Competitor (including becoming a business agent, supplier or distributor of such Competitor); (e) provide any form of consultation, opinions, financial assistance or other assistance to a Competitor; (f) execute any agreement, make any undertakings or any other arrangement, if such agreement, undertaking or arrangement restricts, prejudices or may restrict or impair the carrying on of the Existing Business of the Group Members; or (g) recruit, solicit or approach (or attempts to recruit, solicit or approach) any of the existing or potential customers, agents, suppliers and/or independent contractors of the Group Members as far as it is aware or any person employed by the Group Members or their Affiliates (in whatever capacity and whether or not his or her removal would constitute a breach of contract).

SECTION 6.11            Further Actions

The Parties shall use all reasonable efforts to take, or cause to be taken, all necessary actions, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers as may be required to satisfy all conditions set forth in Article III, perform the obligations under this Agreement and the other Transaction Documents and consummate the transaction contemplated hereby and thereby.

After the execution of this Agreement, De Yin Investment shall pledge 315,929,898 shares of the ListCo under the Share Pledge Agreement to the Transferee and complete the registration of pledge within six (6) Business Days after the release of the pledge of the ListCo shares held by it in accordance with the relevant agreement.

SECTION 6.12            Post-Closing Covenants

(a)             The Warrantors shall procure that, after the Closing, each Group Member will:

(i)                 fully comply with and continuously perfect the corporate governance rules of the Group Members in all respects, including without limitation, management, environment, health, safety, finance, tax and labor;

(ii)              conduct the Business at any time in accordance with applicable Laws and good business practice;

(iii)           take all necessary steps to protect their respective Intellectual Properties and use the Intellectual Properties (including office software) in a lawful manner;

(iv)          hire the employees with professional expertise, management capabilities and work experience in accordance with the development of the Business; and enter into written labor contracts with all employees as required by the PRC Laws, and enter into Intellectual Property transfer, confidentiality and non-compete agreements with all of the Key Employees;

(v)             file and pay, in a timely manner, Social Security contributions for all applicable employees, and withhold and pay the employees’ individual portion of Social Security contributions in accordance with the applicable policies and the PRC Laws;

(vi)          file and withhold all relevant Taxes in a timely manner and in full amount for and on behalf of all employees, independent contractors, creditors, shareholders or other Group Members obligated to withhold Taxes in accordance with the PRC Laws in respect of any amounts payable or repayable to such Group Member; and

(vii)       gradually settle borrowings or Accounts Receivable (if any) with Affiliates and partners in accordance with the specified financial requirements.

(b)              If the Transferee waives any of the conditions to the Closing set forth in Section 3.02 based on the undertakings of the Warrantors, the Warrantors shall comply with such undertakings and complete the relevant matters within the time period agreed by the Transferee.

(c)              The Warrantors shall ensure that the Group Members strictly comply with Anti-corruption Laws in their operations and ensure that each Group Member, their shareholders and Key Employees and the Affiliates of the foregoing will not offer, pay, promise to pay or authorize the payment of any money or give anything of value to any Governmental Authority or Government Official for any Governmental Authority (including knowing that all or part of such money or thing of value is likely to be offered, given or promised to be given, directly or indirectly, to any Government Official) for the purpose of: (i) influencing any act or decision of such Government Official in his or her official capacity; (ii) inducing such Government Official to take any actions or omissions in relation to his or her lawful duties; (iii) securing any improper advantage; (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority; or (v) assisting the Group Members in obtaining or retaining Business for or with, or directing business to the Group Members.

ARTICLE VII  TAX MATTERS

SECTION 7.01            Indemnification

Notwithstanding anything to the contrary of this Section 7.01, the Warrantors hereby undertake that the Warrantors shall indemnify the Group Members against all the Group Members’ Losses caused by any Tax liabilities of the Group Members already existing or incurred prior to the Closing (including the breach of the representations and warranties under Section 4.15 of Exhibit IV hereto, regardless of whether such Tax liabilities have been disclosed to or known to the Transferee or any Party hereto) to the Group Members and arising from the resolution or other procedures with respect to any such Tax liabilities, and after the Warrantors indemnify all the Group Members’ Losses against the Group Members, the Transferee Indemnified Parties shall not claim indemnification against the Warrantors again in respect of the same event.  If the Warrantors fail to indemnify the Group Members in full within a reasonable time, the Transferee Indemnified Parties shall have the right to request the Warrantors to jointly and severally indemnify the Transferee Indemnified Parties for all Transferee’s Losses (under this Section 7.01, the Transferee’s Losses of the Transferee Indemnified Parties shall be equal to the total amount of the Group Members’ Losses multiplied by 14.65%).

The Parties hereby agree that, for the purpose of the indemnification liabilities under this Section 7.01, unless the amount of the Group Members’ Losses exceeds RMB5,000,000, the Warrantors shall have no indemnification liability under this Section to the Group Members or the Transferee Indemnified Parties.  For the avoidance of doubt, the foregoing amount shall be the threshold amount that each Warrantor shall indemnify the Group Members or the Transferee Indemnified Parties, and once such threshold amount is reached, each Warrantor shall be fully liable for the Group Members’ Losses or Transferee’s Losses suffered by the Group Members or the Transferee Indemnified Parties.

SECTION 7.02            Transaction Taxes

Each Party shall be responsible for paying Taxes assessed against such Party, respectively, arising from or in connection with the transaction contemplated under the Transaction Documents pursuant to all applicable Laws.

ARTICLE VIII  INDEMNIFICATION

SECTION 8.01            Survival of Representations and Warranties

The representations and warranties made by the Warrantors under the Transaction Documents and Deliverables shall survive the Closing Date and the Transferee shall be entitled to claim for the breach of representations and warranties under this Article VIII after the completion of the Closing hereunder.  In the case of Section 8.02 hereof, the liabilities of the Warrantors shall not be mitigated or released by any investigation made at any time by or on behalf of the Transferee into, or the knowledge of any event before the Closing, unless otherwise disclosed in writing to the Transferee by the Warrantors and the disclosure is sufficient, specific and accepted by the Transferee.

SECTION 8.02            Indemnification by the Warrantors

(a)              Subject to the provisions of paragraph (c) below, the Warrantors shall, jointly and severally, indemnify and hold harmless the Transferee, its Affiliates, and their respective Representatives, successors and assigns (collectively, the “Transferee Indemnified Parties”) from and against the losses of the Transferee or its respective Affiliates and their respective Representatives, successors and assigns, suffered or incurred by any of the aforementioned Persons, directly or indirectly, by reason of or in connection with all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses, any Claims brought or otherwise initiated by any Person, losses caused to the Transferee by the Group Members’ losses and loss or impairment of any obtainable interests) (the “Transferee’s Losses”), regardless of whether the Transferee’s Losses have occurred before or after the Closing, arising out of or resulting from :

(i)                 the Warrantors’ breach of any statement, representation or warranty made by each of them under the Transaction Documents or the Deliverables;

(ii)              the Warrantors’ breach of any undertakings, covenants or agreements respectively made by them under the Transaction Documents; or

(iii)           all losses suffered or incurred by the Transferee Indemnified Parties by reason of any Claim, to the extent arising out of any act, omission, condition or Indebtedness of any Group Member or Warrantor occurring or existing prior to the Closing.

(b)              Subject to paragraph (c) below, the Warrantors shall, jointly and severally, indemnify and hold harmless the Transferee Indemnified Parties from and against the Losses (whether occurring before or after the Closing), caused to the Transferee Indemnified Parties, arising from, or caused by, the following matters existing before the Closing, whether disclosed or not:

(i)                 any Group Member or major franchisee fails to obtain the approvals or permits or complete registrations necessary for its Business; or fails to conduct the Business in accordance with all Laws or Governmental Orders applicable to it;

(ii)              the conduct of the Business or the use of the Intellectual Properties by any Group Member conflicts with any third party’s Intellectual Properties, or any Group Member infringes upon or misappropriates any third party’s Intellectual Properties, or any liabilities arising from data and network security defects of the Group Members;

(iii)           default on payment of wages or Social Security or other violation of the PRC labor Laws by the Group Members (including work hours arrangement of the Employee);

(iv)          indemnification liability arising from any material litigation or arbitration in relation to the Group Members;

(v)             any indemnification liability arising from insufficient insurance coverage of the Group Members;

(vi)          any losses arising from the Group Members’ violation of Anti-corruption Laws;

(vii)       any Indebtedness incurred by the Newco.

(c)              Notwithstanding the provisions of paragraphs (a) and (b) above, the Warrantors shall fully indemnify the Group Members against all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including the reasonable fees and expenses of attorneys and consultants, any Claims brought or otherwise initiated by any Person, and any loss or impairment of obtainable interest) (the “Group Members’ Losses”) incurred due to the Warrantors’ breach of the provisions of Section 8.02 (a) and (b), after the Warrantors indemnify the Group Members for the Group Members’ Losses, the Transferee Indemnified Parties shall not claim indemnification from the Warrantors in accordance with this Section 8.02 again in respect of the same event.  If the Warrantors fail to indemnify all of the Group Members within a reasonable time, the Transferee Indemnified Parties shall continue to have the right to request the Warrantors to indemnify all of its Transferee’s Losses in accordance with the provisions of this Section 8.02 (in such case, the Transferee’s Losses of the Transferee Indemnified Parties shall be equal to the aggregate amount of the Losses Group Members multiplied by 14.65%).  However, with respect to the Warrantors’ breach of the provisions of Section 8.02 (a) and (b) resulting in Transferee Losses but not resulting in the Group Members Losses (for instance, the Warrantors’ breach of its Closing obligations), the Warrantors shall still indemnify the Transferee Indemnified Parties for the Transferee Losses in accordance with the provisions of this Section 8.02.

(d)              The Warrantors shall jointly and severally fully indemnify and hold harmless the Transferee Indemnified Parties from and against all Transferee’s Losses incurred by the Transferee Indemnified Parties due to their violation of the provisions of Section (a) and (b) of Section 8.02 under this Section 8.02.

(e)              The Parties hereby agree that the Transferee shall have the right to deduct any amount of indemnification payable by the Warrantors to the Transferee Indemnified Parties under this Agreement from the Transfer Price payable to De Yin Investment (unless the circumstance of indemnification only occurs under the circumstances set forth in this Section 8.02(c) and the Warrantors have already indemnified all Group Members’ Losses in accordance with this Agreement.

(f)               The Parties hereby acknowledge and agree that the indemnification provisions of Sections 8.02 shall be the sole and exclusive remedy of the Transferee for any breach by any other Party of the representations and warranties in the Transaction Documents or for any failure by any other Party to perform and comply with any covenants and agreements in the Transaction Documents.  However, if the Warrantors fail to perform their obligations hereunder with respect to the delivery of the equity interest (including without limitation, failure to perform the Closing obligations or willfully cause the Closing conditions set forth in Section 3.02 not to be satisfied for the purpose of not performing of the Closing obligations, in addition to the indemnification specified in Section 8.02, the Transferee may seek any and all other rights or remedies available under any other Transaction Documents or applicable Laws, including but not limited to specific performance.

(g)              The Parties hereby agree that, for the purpose of the indemnification liabilities under this Section 8.02, (A) unless the Group Members’ Losses or the Transferee’s Losses exceed RMB1,000,000 due to a single breach of this Agreement by the Warrantors; or (B) unless the Group Members’ Losses or the Transferee’s Losses exceed RMB5,000,000 due to a specific type of breach of this Agreement by the Warrantors (for the avoidance of doubt, the amounts of losses arising from identical or similar matters, facts or circumstances shall be aggregated, for instance, each sub-section under Section 8.02(b) is treated as a separate type) or (C) unless the amount of the Group Members’ Losses or the Transferee’s Losses exceeds RMB50,000,000 due to the breach of this Agreement by the Warrantors, the Warrantors shall not be liable to the Group Members or the Transferee Indemnified Parties for this Section 8.02.  For the avoidance of doubt, the foregoing amount is the threshold amount that each Warrantor shall indemnify the Group Members or Transferee Indemnified Parties, and once such threshold amount is reached, each Warrantor shall be fully liable for indemnifying the Group Members’ Losses or Transferee’s Losses suffered by the Group Members or the Transferee Indemnified Parties.

SECTION 8.03            Indemnification by the Transferee

(a) The Transferee shall indemnify and hold harmless the Warrantors, their Affiliates, and their respective Representatives, successors and assigns (collectively, the “Warrantors Indemnified Parties”) from and against all liabilities, losses, damages, claims, costs and expenses, interest, rulings, judgments and penalties suffered or incurred, directly or indirectly, by the abovementioned Persons (including reasonable fees and expenses of attorneys and consultants, any Claim brought or otherwise initiated by any Person, and any loss or impairment of obtainable interests, whether before or after the Closing) (the “Warrantors’ Losses”), arising out of or resulting from:

(i)                 the Transferee’s breach of any statement, representation or warranty made by it under the Transaction Documents; or

(ii)              the Transferee’s breach of any undertaking, covenant or agreement under the Transaction Documents made by it;

(b) If the Transferee fails to pay the Transfer Price on time in accordance with this Agreement and the payment is overdue for more than three (3) Business Days, the Transferee shall pay De Yin Investment the penalty interests equal to 0.1% of the outstanding amount for each day of overdue payment.

(c) The Parties hereby agree that, for the purpose of indemnification liabilities under this Section 8.03, (A) unless the amount of the Group Members’ Losses or the Transferee’s Losses exceeds RMB1,000,000 due to a single breach of this Agreement by the Warrantors, (B) unless the amount of the Warrantors’ Losses exceeds RMB5,000,000 due to a specific type of breach of this Agreement by the

Transferee (for the avoidance of doubt, the amount of the Warrantors’ Losses arising from the same or similar matters, facts or circumstances shall be calculated in the aggregate), or (C) unless the amount of the Warrantors’ Losses suffered by the Warrantors Indemnified Parties in aggregate from a breach of this Agreement by the Transferee exceeds RMB50,000,000, the Transferee shall not be liable to the Warrantors Indemnified Parties for indemnification under this Section 8.03.  For the avoidance of doubt, the foregoing amount is the threshold amount for indemnification by the Transferee to the Warrantors Indemnified Parties, and once such threshold amount is reached, the Transferee shall be fully liable for indemnifying all Warrantors’ Losses suffered by such Warrantors Indemnified Parties.

ARTICLE IX  TERMINATION

SECTION 9.01            Termination

This Agreement may be terminated at any time prior to the Closing Date under any of the following circumstances:

(a)   by the Transferee if (i) an event or condition occurs that has resulted in or may reasonably be expected to result in a Material Adverse Effect or renders it impossible to fulfill any condition to the Closing under Article III, (ii) there is any Material Breach by the Warrantors, or (iii) the Group makes a general asset transfer for the benefit of creditors, or any legal proceeding is instituted by or against the ListCo seeking to adjudicate entry into criminal procedures or bankruptcy or insolvency by or against the ListCo, or the bankruptcy, insolvency, liquidation, cancellation, bankruptcy reorganization (including composition of debts) of the ListCo;

(b)   by either the Warrantors or the Transferee if the Closing shall not have occurred within six (6) months from the date hereof; provided, however, that the right to terminate this Agreement under this Section 9.01 (b) shall not be available to any Party whose failure to perform any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c)   by either the Warrantors or the Transferee in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transaction contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or

(d)   by the mutual written consent of the Parties.

When any Warrantor exercises the termination right under this Section 9.01, its termination decision shall be binding upon the other Warrantors.

SECTION 9.02            Survival

In the event of termination of this Agreement as provided for in

Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any Party (unless otherwise provided for herein), provided that (a) Section 6.07 (Confidentiality), Section 6.08 (Public Reporting), Section 6.09 (Use of Names), Section 6.10 (Non-Compete), Section 9.02 (Survival) and Article X shall survive the termination of this Agreement, and (b) nothing herein shall relieve any Party from liability for any breach of this Agreement prior to the termination of this Agreement.

ARTICLE X  MISCELLANEOUS

SECTION 10.01     Expenses

All reasonable fees and expenses incurred by the Parties in connection with the Transaction Documents or the transaction contemplated thereby (including without limitation, fees of attorneys, financial advisors and auditors) (the “Transaction Expenses”) shall be borne by the Party incurring such expenses.

SECTION 10.02     Assignment

This Agreement shall be binding upon and inure to the benefit of the successors and assigns of each Party.  This Agreement may not be assigned by any Party without the prior written consent of the other Parties, except for the transfer by the Transferee to its Affiliates.  For the purpose of this Section, the aforementioned Transferee Affiliates shall not include the following competitors of the ListCo: ZTO Express, BEST Inc., YTO Express, SF Holdings, and YUNDA Holdings.

SECTION 10.03     Newco Shares

The Parties hereby agree that if due to regulatory reasons, the manner of contribution of Newco Shares by De Yin Investment into the Newco by way of capital contribution in shares or transfer by agreement needs to be adjusted, the Parties may negotiate further and enter into a supplementary agreement.

SECTION 10.04     Entire Agreement

The Transaction Documents and other documents delivered in accordance therewith (including any related appendixes, exhibits and schedules) constitute the entire agreement and understanding of the Parties with respect to the subject matter of the Transaction Documents and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to such subject matter.

SECTION 10.05     Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transaction contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the

Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of this Agreement as closely as possible in an acceptable manner in order that the transaction contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 10.06  Waiver

Any Party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any liabilities for inaccuracies in the representations and warranties of the other Parties herein or in any document delivered by the other Parties pursuant hereto, or (c) waive compliance with any of the provisions hereof by the other Parties or conditions precedent to its performance of the obligations herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Parties to be bound thereby.  Any waiver of any term or condition hereof shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

SECTION 10.07  Effectiveness and Amendment

This Agreement shall become effective upon due execution or seal by the Parties.  No amendment to this Agreement shall be effective unless it is in writing and executed or sealed by the Parties.

SECTION 10.08  Notices

All notices required or permitted hereunder shall be in writing and shall be deemed to have been effectively given:

(a)   upon delivery to the receiving party, if personally delivered;

(b)   deemed to have been delivered when reaching the mailbox of the receiving party if sent by email;

(c)    the third (3rd) day after the delivery to a nationally recognized express courier service company.

All communications shall be sent to the addresses provided in Exhibit 10.07 (or other address as a Party may have specified in a ten (10) day written notice given to the other Parties).

SECTION 10.09  Identical Versions

This Agreement may be executed and delivered in more than one (1) counterpart, each of which shall be deemed to be an original, but all executed copies shall constitute one and the same agreement.

SECTION 10.10  Governing Law; Arbitration

(a)    This Agreement shall be governed by, and construed in accordance with, the PRC Laws.

(b)    Any dispute arising out of or in connection with the execution of, or in connection with, this Agreement (“Dispute”) shall be resolved through friendly consultation among the Parties.  The claiming Party shall promptly notify the other Parties in a dated notice that a Dispute has arisen and describe the nature of the Dispute.  If the Dispute cannot be resolved by the Parties within forty-five (45) days after the date of such notice of Dispute, any Party may submit the Dispute to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in Shanghai in accordance with its arbitration rules then in effect.  The arbitration tribunal shall consist of three (3) arbitrators.  Each of the claimant and the respondent shall appoint one (1) arbitrator.  The third arbitrator shall act as the presiding arbitrator and shall be appointed by the chairman of CIETAC.  The arbitral award shall be final and binding upon the Parties.

SECTION 10.11  Language

This Agreement is entered into in Chinese language.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Shanghai De Yin Investment Holding Co., Ltd
(Official Seal)

By:
Name:
Title:

Signature Page to Equity Transfer Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Chen Dejun

By:

Signature Page to Equity Transfer Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Chen Xiaoying

By:

Signature Page to Equity Transfer Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

Alibaba (China) Technology Co., Ltd.

(Official Seal)

Signature Page to Equity Transfer Agreement

EXHIBIT 1.01

DEFINITIONS

EXHIBIT A

ARTICLES OF ASSOCIATION

EXHIBIT B

BUSINESS COOPERATION AGREEMENT

EXHIBIT C

SHARE PLEDGE AGREEMENT

EXHIBIT 3.02(j)

CLOSING CERTIFICATE

EXHIBIT 3.03

FORM OF CLOSING PAYMENT NOTICE

EXHIBIT 3.04(a)

FORM OF REGISTERD OF MEMBERS OF THE NEWCO

EXHIBIT 3.04(b)

FORM OF NEWCO CAPITAL CONTRIBUTION CERTIFICATE

EXHIBIT IV

REPRESENTATIONS AND WARRANTIES OF THE WARRANTORS

EXHIBIT V

REPRESENTATIONS AND WARRANTIES OF THE TRANSFEREE

EXHIBIT 10.07

NOTICE INFORMATION